January 29, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski

Re:	Carrols Restaurant Group, Inc.
Registration Statement on Form S-3
File No. 333-209085
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Carrols Restaurant Group, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-209085) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 5:00p.m. eastern standard time or as soon as practicable thereafter on February 1, 2016.
The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

CARROLS RESTAURANT GROUP, INC.

By:	/s/ William E. Myers
Name:	William E. Myers
Title:	Vice President, General Counsel and Secretary